SO 8/31/04

OMB APPROVAL	
OMB Number:	3235-0123
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SECURITIES AND EXCHANGE COMMISSION

04013317

SEC FILE NUMBER
8- 47749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BROCKINGTON SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2805 VETERANS HIGHWAY SUITE 1
(No. and Street)

RONKONKOMA	NEW YORK	11779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT DELVECCHIO 631-234-0303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KOSHERS & COMPANY CPA'S
(Name — *if individual, state last, first, middle name*)

1094 MERRICK AVENUE	MERRICK	NEW YORK	11566
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert Delvecchio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockington Securities Inc., as of June 30, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President / CEO
Title

Notary Public

LORETTA J. SPARACIA
Notary Public – State of New York
No. 01SP6049037
Qualified in Suffolk County
Commission Expires October 2, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/90

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

BROCKINGTON SECURITIES INC. [13]

SEC FILE NO.

8-47749 [14]

FIRM ID. NO.

10-037438 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2805 Veterans Highway Ste. 1 [20]

(No. and Street)

Ronkonkoma [21] New York [22] 11779 [23]

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)

07/01/03 [24]

AND ENDING (MM/DD/YY)

06/30/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Delvecchio [30]

(Area Code)—Telephone No.

631-234-0303 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of August ~~19~~ 2004

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

KOSHERS & COMPANY [70]

ADDRESS Number and Street	City	State	Zip Code
1094 MERRICK AVENUE [71]	MERRICK [72]	NEW YORK [73]	11566 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	5 3				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC. N 3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 6/30/04

SEC FILE NO. 8-47749

Consolidated [ ]

Unconsolidated [X]

ASSETS

	Allowable		Non-Allowable		Total
1. Cash	$ 155,820	200			$ 155,820
2. Receivables from brokers or dealers:					
A. Clearance account	412,800	295			
B. Other		300	$	550	412,800
3. Receivables from non-customers		355		600	
4. Securities and spot commodities owned, at market value:					
A. Exempted securities		418			
B. Debt securities		419			
C. Options		420			
D. Other securities	625,787	424			
E. Spot commodities		430			625,787
5. Securities and/or other investments not readily marketable:					
A. At cost $ ____ 130					
B. At estimated fair value		440		610	
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	
A. Exempted securities $ ____ 150					
B. Other securities $ ____ 160					
7. Secured demand notes: market value of collateral:		470		640	
A. Exempted securities $ ____ 170					
B. Other securities $ ____ 180					
8. Memberships in exchanges:					
A. Owned, at market $ ____ 190					
B. Owned, at cost				650	
C. Contributed for use of the company, at market value				660	
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	8,432	680	8,432
11. Other assets		535	75,467	735	75,467
12. TOTAL ASSETS	$ 1,194,407	540	$ 83,899	740	$ 1,278,306

OMIT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC. **as of** 6/30/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	$ 44,278 [1045]	$ [1255]	$ 44,278
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	
	B. Other	[1115]	[1305]	
15.	Payable to non-customers	[1155]	[1355]	
16.	Securities sold not yet purchased, at market value		[1360]	
17.	Accounts payable, accrued liabilities, expenses and other	554,615 [1205]	[1385]	554,615
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		
	B. Secured	[1211]	[1390]	
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	
	1. from outsiders $ [970]			
	2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
	B. Securities borrowings, at market value:		[1410]	
	from outsiders $ [990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	
	1. from outsiders $ [1000]			
	2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	
20.	TOTAL LIABILITIES	$ 598,893 [1230]	$ [1450]	$ 598,893

Ownership Equity

			Total
21.	Sole proprietorship		$
22.	Partnership (limited partners	$ [1020])	
23.	Corporation:		
	A. Preferred stock		
	B. Common stock		238,305
	C. Additional paid-in capital		195,863
	D. Retained earnings		445,300
	E. Total		879,468
	F. Less capital stock in treasury		(200,055
24.	TOTAL OWNERSHIP EQUITY		$ 679,413
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,278,306

OMI

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC. as of 6/30/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 679,413
2.	Deduct ownership equity not allowable for Net Capital			( )
3.	Total ownership equity qualified for Net Capital			679,413
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
	B. Other (deductions) or allowable credits (List)			
5.	Total capital and allowable subordinated liabilities			$ 679,413
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 83,899	3540	
	B. Secured demand note deficiency		3590	
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600	
	D. Other deductions and/or charges		3610	(83,899
7.	Other additions and/or allowable credits (List)			
8.	Net capital before haircuts on securities positions			$ 595,514
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments	$	3660	
	B. Subordinated securities borrowings		3670	
	C. Trading and investment securities:			
	1. Exempted securities		3735	
	2. Debt securities		3733	
	3. Options		3730	
	4. Other securities	93,735	3734	
	D. Undue Concentration	44,316	3650	
	E. Other (List)		3736	(138,051
10.	Net Capital			$ 457,463

OMIT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC. as of 6/30/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	*Minimum net capital required (6-2/3% of line 19)*	$ 39,946
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement *of subsidiaries computed in accordance with Note (A)*	$ 100,000
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000
14.	Excess net capital (line 10 less 13)	$ 357,463
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 397,574

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 598,893
17.	Add:			
	A. Drafts for immediate credit	$	3800	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810	
	C. Other unrecorded amounts (List)	$	3820	$
19.	Total aggregate indebtedness			$ 598,893
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 1.31
21.	*Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)*			% 1.31

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A
23.	*Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital* requirement of subsidiaries computed in accordance with Note (A)	$
24.	*Net capital requirement (greater of line 22 or 23)*	$
25.	Excess net capital (line 10 less 24)	$
26.	*Net capital in excess of:* 5% of combined aggregate debit items or $120,000	$

OMIT F

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC.

For the period (MMDDYY) from 07/01/03 [3932] to 06/30/04
Number of months included in this statement Twelve

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:	
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$
b. Commissions on listed option transactions	
c. All other securities commissions	544,937
d. Total securities commissions	544,937
2. Gains or losses on firm securities trading accounts	
a. From market making in options on a national securities exchange	
b. From all other trading	732,590
c. Total gain (loss)	732,590
3. Gains or losses on firm securities investment accounts	
4. Profit (loss) from underwriting and selling groups	
5. Revenue from sale of investment company shares	
6. Commodities revenue	
7. Fees for account supervision, investment advisory and administrative services	562,111
8. Other revenue	
9. Total revenue	$ 1,839,638

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 544,000
11. Other employee compensation and benefits		411,486
12. Commissions paid to other broker-dealers		
13. Interest expense		3,951
a. Includes interest on accounts subject to subordination agreements	[4070]	
14. Regulatory fees and expenses		14,850
15. Other expenses		896,278
16. Total expenses		$ 1,870,565

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)		$ (30,927)
18. Provision for Federal Income taxes (for parent only)		-0-
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		
22. Net income (loss) after Federal income taxes and extraordinary items		$ (30,927)

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC.

For the period (MMDDYY) from 07/01/03 to 06/30/0

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 710,340
A. Net income (loss)		(30,927)
B. Additions (Includes non-conforming capital of	$ [4262])	
C. Deductions (Includes non-conforming capital of	$ [4272])	
2. Balance, end of period (From item 1800)		$ 679,413

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ NOT
A. Increases	
B. Decreases	APPLICABLE
4. Balance, end of period (From item 3520)	$

OMIT PI

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC. **as of** 6/30/04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 8-42167 Correspondent Services Corporation [4335] XX [4

D. (k) (3)—Exempted by order of the Commission .... [4

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4
4610	4611	4612	4613	4614	4
4620	4621	4622	4623	4624	4
4630	4631	4632	4633	4634	4
4640	4641	4642	4643	4644	4
4650	4651	4652	4653	4654	4
4660	4661	4662	4663	4664	4
4670	4671	4672	4673	4674	4
4680	4681	4682	4683	4684	4
4690	4691	4692	4693	4694	4

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

BROCKINGTON SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

JUNE 30, 2004

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.
JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

Board of Directors and Shareholders
Brockington Securities Inc.
2805 Veterans Highway - Ste 1
Ronkonkoma, New York 11779

We have audited the accompanying statement of financial condition of Brockington Securities Inc. as of June 30, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brockington Securities Inc. at June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KOSHERS AND COMPANY, CPA'S

Koshers & Company

August 4, 2004
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Exhibit A

BROCKINGTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	155,820
Receivables from Clearing Firm	412,800
Marketable Securities Owned, at Market Value	625,787
Other Assets	75,467
Total Current Assets	1,269,874
FIXED ASSETS - Note B	
Fixed Assets Less Accumulated Depreciation of $140,529.	8,432
TOTAL ASSETS	$ 1,278,306

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit A-1

BROCKINGTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued Expenses and Accounts Payable	$ 375,076
Loan Payable - Stockholder	179,539
Loan Payable - Bank	44,278
Total Current Liabilities	598,893
STOCKHOLDERS' EQUITY	
Capital Stock, No Par Value, 1500 Shares authorized, 500 Shares issued and outstanding	238,305
Additional Paid In Capital	195,863
Retained Earnings	445,300
Less: Treasury Stock	(200,055)
Total Stockholders' Equity	679,413
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$1,278,306

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit B

BROCKINGTON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2004

REVENUES		
Commission Income	$	544,937
Trading Gains/(Losses)		732,590
Fee Income		562,111
Total Revenues		1,839,638
EXPENSES		
Trading Expenses		227,920
Officer Compensation		544,000
Employee Compensation - Benefits		411,486
Occupancy		33,714
Communications		25,343
Other Operating Expenses		628,102
Total Expenses		1,870,565
NET INCOME/(LOSS)BEFORE PROVISION FOR INCOME TAXES		(30,927)
PROVISION FOR CORPORATE INCOME TAXES		-0-
NET INCOME/(LOSS)	$	(30,927)
EARNINGS/(LOSS) PER SHARE OF COMMON STOCK	$	(61.85)

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit C

BROCKINGTON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2004

	Capital Stock	Retained Earnings	Treasury Stock	Add'l Paid In Capital	Total
Balances - June 30, 2003	$ 238,305	$476,227	$(200,055)	$ 195,863	$ 710,340
Additions	-0-	-0-	-0-	-0-	-0-
Net Income /(Loss)	-0-	(30,927)	-0-	-0-	(30,927)
Balances - June 30, 2004	$ 238,305	$445,300	$(200,055)	$ 195,863	$ 679,413

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit D

BROCKINGTON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (30,927)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation and Amortization	27,460
(INCREASE)/DECREASE IN	
Receivables from Clearing Firm	(265,631)
Securities Owned	5,419
Other Receivables & Assets	(34,767)
(DECREASE)/INCREASE IN	
Accrued Expenses and Accounts Payable	272,198
Securities Sold, but not yet Purchased	(1,455)
Loans Payable - Stockholder	115,901
Loan Payable - Bank	44,278
Total Adjustments	163,403
NET CASH PROVIDED BY OPERATING ACTIVITIES	132,476
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in Fixed Assets	(16,857)
NET DECREASE IN CASH AND CASH EQUIVALENTS	115,619
CASH AT BEGINNING OF YEAR	40,201
CASH AND CASH EQUIVALENTS AT END OF YEAR	$155,820

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

BROCKINGTON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

NOTE 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Brockington Securities, Inc. (the "Company") was formed in September 15, 1994, in Delaware.

The firm received its independent broker dealer registration on July 7th, 1995 and is currently registered in ten (10) states as well as with the National Association of Securities Dealers (NASD) Securities and Exchange Commission (SEC) and the Municipal Security Rule Making Board (MSRB).

The firm entered into a fully disclosed clearing arrangement with National Financial Services. Since being registered with the NASD and the MSRB, the firm accepts trades in equity issues. Equity trades are accepted on a fully disclosed basis.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Securities owned and to be purchased are valued at market value. The resulting differences between cost and market is included in income.

Fixed Assets are capitalized at cost. Depreciation of fixed assets is computed on the straight line method over the useful lives of seven years.

Cash and cash equivalents includes certificates of deposit with maturities of three months or less.

Deferred Taxes arise as a result of recognizing certain items of income and expense in different periods of financial reporting and for income tax purposes. Deferred taxes are provided on such timing differences.

NOTE 2 - EARNINGS PER COMMON SHARE

Earnings per common share was computed by dividing the net income for the period by 500 shares, the weighted average number of shares outstanding.

BROCKINGTON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

NOTE 3 - EXEMPTION FROM RULE 15C-3

For Securities and Exchange Commission reporting purposes, computations for the determination of the reserve requirements and information relating to the possession of control requirements under Rule 15C3-3 are not included since the Company carries no customers' accounts.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by June 30, 2004, the Company's net capital of $457,463 exceeded the minimum net capital requirement by $357,463; and the Company's ratio of aggregate indebtedness ($598,893) to net capital was 1.31%.

NOTE 5 - COMMITMENT AND CONTINGENCIES

The Company leases its office space under a non cancelable operating lease with term in excess of one year. The lease expires October 31, 2005. The lease expense in 2004 was $ 31911. The future minimum lease payments as of June 30, 2004, until expiration:

June 30, 2005	$ 24,000
June 30, 2006	8,000
Total	$ 32,000

The Company has maintained cash balances over $100,000, the Federal Deposit Insurance Corporation's guarantee limit, in certain bank accounts. Under Financial Accounting Standards Board #105 this is an off-balance-sheet risk amount.

Schedule I

BROCKINGTON SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
JUNE 30, 2004

COMPUTATION OF NET CAPITAL		
Total Assets		$ 1,278,306
Less: Total Liabilities		598,893
NET WORTH		679,413
LESS: NON ALLOWABLE ASSETS		
Fixed Assets, Net	$ 8,432	
Other Non Allowable Assets	75,467	
		83,899
TENTATIVE NET CAPITAL		595,514
HAIRCUTS		138,051
NET CAPITAL		$ 457,463
COMPUTATION OF NET CAPITAL REQUIREMENTS		
6.67% of Aggregate Indebtedness	$ 39,946	
Minimum Net Capital Requirements		
Minimum Dollar Net Capital Required	100,000	
Net Capital Required, Greater of Above		100,000
EXCESS NET CAPITAL		$357,463
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.31

* There were minor differences between the audited and unaudited June 30, 2004 net capital compilations.

See Independent Auditor's Report.

SCHEDULE II

BROCKINGTON SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
JUNE 30, 2004

A computation of reserve requirement is not applicable to Brockington Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditor's Report.

SCHEDULE III

BROCKINGTON SECURITIES, INC.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2004

Information relating to possession or control requirements is not applicable to Brockington Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2).

See Independent Auditor's Report.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

Board of Directors
Brockington Securities, Inc.

In planning and performing our audit of the financial statements of Brockington Securities, Inc. for the year ended June 30, 2004, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we considered to be material weakness as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Brockington Securities, Inc. for the year ended June 30, 2004 and this report does not affect our report thereon dated August 4, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at June 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Koshers & Company

August 4, 2004
Merrick, New York